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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B&D Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 East Blvd.
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Reilly	704-900-9951	john@bdcappartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Reilly _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B&D Capital Partners _____, as of 12/31 _____, 20 23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: Manager

Kate E. Walsh
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**_To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	ANNUAL AUDITED REPORT Form X-17A-5 Part III	OMB Number: 3235-0123 3235-0749
FORM X-17A-5		Estimated average burden hours per response 12.00
	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	

X-17A-5: Filer Information

Filer CIK	0001857539
Filer CCC	uxiys*t5
Is this a LIVE or TEST Filing?	⦿ LIVE ○ TEST
Would you like a Return Copy?	☑
Is this an electronic copy of an official filing submitted in paper format?	☐
Confirming Broker Dealer Copy File Number	
Confirming Security-Based Swap Entity Copy File Number	

Submission Contact Information

Name	John Reilly
Phone	704-900-9951
E-Mail Address	john@bdcappartners.com

Notification Information

Notify via Filing Website only?	☐
Notification E-mail Address	john@bdcappartners.com
Notification E-mail Address	geoff@bdcappartners.com

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2023
and Ending	12-31-2023

Type of Registrant

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses? ○ Yes ⦿ No

X-17A-5: A. Registrant Identification

Name of Firm	B&D CAPITAL PARTNERS, LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	211 EAST BLVD.
City	CHARLOTTE
State/Country	NORTH CAROLINA

| Mailing Zip/ Portal Code | 28203-4719 |

Name and Telephone Number of Person to Contact in Regard to this Report

| Name | John Reilly |
| Telephone Number | 704900-9951 |

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	Jennifer Wray CPA PLLC
Address 1	800 Bonaventure Way
Address 2	Suite 168
City	Sugar Land
State/Country	TEXAS
Mailing Zip/ Postal Code	77479

Check One

◉ Certified Public Accountant

○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, *John Reilly,* swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *B&D CAPITAL PARTNERS, LLC,* as of *03-29-2024,* is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

| Signature | |
| Title | Manager |

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized. ☑



Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of B&D Capital Partners LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of B&D Capital Partners LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of B&D Capital Partners LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B&D Capital Partners LLC's management. Our responsibility is to express an opinion on B&D Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B&D Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of B&D Capital Partners LLC's financial statements. The supplemental information is the responsibility of B&D Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as B&D Capital Partners LLC's auditor since 2022.

Sugar Land, Texas

March 29, 2024

B&D CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

For the Period from January 1, 2023 through December 31, 2023

TABLE OF CONTENTS

B&D CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	486,154

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	0
Member's equity		486,154
	$	486,154

See report of independent registered public accounting firm and notes to financial statements.

B&D CAPITAL PARTNERS, LLC

STATEMENT OF OPERATIONS
For the Period from January 1, 2023 through December 31, 2023

Revenues:	$ 1,800,000
Total Revenue:	$ 1,800,000
Operating Expenses:	
Commission Expense:	$ 600,000
General & Administrative	11,104
Insurance	1,950
Professional Fees	6,800
Total Expenses:	$ 619,854
Net Profit	$ 1,180,146

See report of independent registered public accounting firm and notes to financial statements.

B&D CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period from January 1, 2023 through December 31, 2023

Balance, January 1, 2023	$ 23,508
Member's Contribution	2,500
Member Draws	(720,000)
Net Income	1,180,146
Balance, December 31, 2023	$ 486,154

See report of independent registered public accounting firm and notes to financial statements.

B&D CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Period from January 1, 2023 through December 31, 2023

Cash flows from operating activities:		
Net Profit		1,180,146
Net cash provided by operating activities	$	1,180,146
Cash flows from financing activities:		
Partner draws		(720,000)
Partner investments		2,500
Net cash provided by operating activities	$	(717,500)
Net increase in cash during the year		462,646
Cash, beginning of year		23,508
Cash, end of year	$	486,154

See report of independent registered public accounting firm and notes to financial statements.

B&D CAPTIAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

B&D Capital Partners, LLC (the "Company") was formed in 2021 and is a North Carolina limited liability company. The Company is a wholly-owned subsidiary of Blystone & Donaldson, LLC ("Parent"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts receivable
The Company carries its accounts receivable at costs less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2023, no allowance for doubtful accounts was necessary.

Revenue recognition
The Company adheres to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2023
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Income taxes

The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2019.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023 the Company's net capital was $486,154 which was $481,154 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.00 to 1.

Note 3

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2023
(See Report of Independent Registered Public Accounting Firm)

Note 4   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 5   **Subsequent events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2023 through March 21, 2024, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

B&D CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2023

Capital		
Member's equity	$	486,154
Deductions and charges:		
Nonallowable assets:		-
Net capital	$	486,154
Aggregate indebtedness		
Accounts payable and accrued expenses	$	-
Computation of basic net capital requirement		
Minimum net capital required	$	0
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	481,154
Net capital less 120% of minimum		
dollar net capital required	$	487,154
Percentage of aggregate indebtedness to net capital		0%

There are no material differences between the computations above
and the computations included in the Company's corresponding
unaudited Form X-17A-5 PartIIA filing as of December 31, 2022.

See report of independent registered public accounting firm.

B&D Capital Partners, LLC
Schedule II - Computation for Determining of Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2023

A computation of reserve requirements is not applicable to B&D Capital Partners, LLC.

B&D Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to B&D Capital Partners, LLC.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
B&D Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which B&D Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. I 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(l) and (4), B&D Capital Partners, LLC states that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a). Mergers and acquisitions and (b). Broker receivable commission or referral fee from other broker dealers, and the Company (1) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2)did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. B&D Capital Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coronado Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

3/29/2024

B&D Capital Partners, LLC's

Exemption Report

B&D Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a). Mergers and acquisitions and (b). Broker receivable commissions or referral fee from other broker dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

B&D Capital Partners, LLC

I, John Reilly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: CEO

2/19/2024